LL. OKB

SECURIT



17016801

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 08 2017

Washington DC
406

SEC FILE NUMBER
8-67801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPARTAN CAPITAL SECURITIES , LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 BROADWAY , 9th FLOOR
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARSHALL MADDOX (212) 293-0123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies,LLP
(Name – *if individual, state last, first, middle name*)

300 Tice Boulevard, Suite 315	Woodcliff	NJ	07677
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 MAR -9 AM 8:20
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARSHALL S. MADDOX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPARTAN CAPITAL SECURITIES , LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen A. Draglley
Notary Public, State of New York
No. 01DR6038437
Qualified in Kings County
Commission Expires March 13, 2018
Notary Public

Signature
Title
MARSHALL S. MADDOX
Chief Financial Officer

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNING FIRM)

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS LLC)
DECEMBER 31, 2016

TABLE OF CONTENTS


PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Spartan Capital Securities LLC

We have audited the accompanying statement of financial condition of Spartan Capital Securities LLC (the "Company") as of December 31, 2016, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

PKF O'Connor Davies, LLP

March 6, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 | Tel: 201.712.9800 | Fax: 201.712.0988 | www.pkfod.com

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDARY OF SPARTAN CAPITAL HOLDINGS LLC)
DECEMBER 31, 2016
STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash and cash equivalents	$	132,449
Receivables from clearing broker		532,024
Deposit with clearing broker		50,002
Prepaid expenses		72,847
Total assets	$	787,322

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	585,109
Total liabilities		585,109
Member's equity		202,213
Total liabilities and member's equity	$	787,322

See notes to financial statements .

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS LLC)

NOTES TO FINANCAL STATEMENT
DECEMBER 31, 2016

Note 1 - Organization and Business Activity

Spartan Capital Securities, LLC (the "Company") is a limited liability company formed under the laws of the state of New York on June 26, 2007. On July 10, 2008, the Company became a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member firm in the Financial Industry Regulatory Authority (FINRA). On April 9, 2009 the firm changed its name from Spartan Capital Management, LLC to Spartan Capital Securities, LLC. The Company is registered in all 50 states.

The Company's operations consist primarily of engaging in agency and riskless principal transactions and providing investment banking services. As a full-service brokerage firm, the Company offers a wide array of products to its clients.

The Company has an agreement with a broker-dealer ("clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exceptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity. (See Note 3).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - These financial statements are presented on the accrual basis of accounting under generally accepted accounting principles in the United States of America.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

Revenue and Expense Recognition from Securities Transactions – Securities transactions are recorded on a settlement date basis with the related commissions income and expenses reported on a trade-date basis. Commissions on private offerings are reported as income when the deal is complete and the income is determinable.

Income Taxes - The Company is a Limited Liability Company, accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. The Company is subject to New York State and New York City Franchise Taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued) - The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2013, 2014 and 2015 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Use of Estimates in Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The ASU is a converged standard between the FASB and the International Accounting Standards Board (IASB) that provides a single comprehensive revenue recognition model for all contracts with customers across transactions and industries. The primary objective of the ASU is revenue recognition that represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09, as amended in August 2015 by AUC No. 2015-14 is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted for annual reporting periods after December 31, 2016. The Company is currently assessing the impact of adoption of ASU 2014- 09, as amended.

The Company adopted the Financial Accounting Standards ("FASB") Accounting Standards Update 2014-15 (ASU 2014-15) "Presentation of Functional Statements – Going Concern. The amendment in this update provide guidance concerning management's responsibility to evaluate an entity's ability to continue as a going concern and to provide related footnote disclosure.

Due from Broker

Due from brokers consist of clearing deposits and net amount receivables relating to security transactions.

Note 3 - Related Party Transactions

The Company is obligated to Spartan Capital Holdings, LLC, its parent, under an administrative services agreement. The agreement provides the Company with the non-exclusive right to use office space and all office fixtures and equipment suitable and customary for the conduct of its activities and certain operating expenses. Administrative services expense was $495,048 for the year ended December 31, 2016. There were no amounts due to or due from the parent at December 31, 2016.

Note 4 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2016 the Company had net capital of $129,366, which was $29,366 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 452.29% as of December 31, 2016.

Note 5 – Contingencies and Accrued Liabilities

The Company, pursuant to clearance agreements, introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on customers' accounts. As of December 31, 2016 the Company had unsecured debits on accounts of its customers totaling $27,724. The clearing company's policy is to charge the Company if any uncollected debts are outstanding longer that 45 days.

ASC 450 governs the disclosure and recognition of loss contingencies, including potential losses from litigation and regulatory matters. ASC 450 defines a "loss contingency" as "an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur." It imposes different requirements for the recognition and disclosure of loss contingencies based on the likelihood of occurrence of the contingent future event or events. It distinguishes among degrees of likelihood using the following three terms: "probable," meaning that "the future event or events are likely to occur"; "remote," meaning that "the chance of the future event or events occurring is slight"; and "reasonably possible," meaning that "the chance of the future event or events occurring is more than remote but less than likely." These three terms are used below as defined in ASC 450. In establishing appropriate disclosure and recognition for loss contingencies, management assesses each matter, this process requires management to make certain estimates and judgments that affect the Company's Financial Condition.

The Company is party to a number of other lawsuits in the normal course of business. In the opinion of management, after consultation with outside legal counsel the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations within the scope of ASC 450.

Note 6 – Financial Instruments with Off-Balance Sheet Risk

The customers' securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts totaled $5,834,622 at December 31, 2016.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Settlement of these transactions did not have a material effect on the Company's consolidated financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

Note 7 – Employee Benefit Plan

The Company has adopted a defined contribution 401(k) profit sharing plan for substantially all of its employees that have attained the age of 21 and have completed 12 months of service. Participants may contribute up to a maximum of $18,000, plus a $5,000 catchup adjustment for those participants over the age of 50. The Company, at its discretion, may make contributions to the plan based upon a percentage of employee contributions. For the year ended December 31, 2016 the Company's did not make any contribution to the plan.

Note 8 – Cash Segregated under Federal and other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K (2)ii of the rule.

Note 9 - Indemnifications

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 11 - Subsequent Events

Subsequent events were considered through March 6, 2017, which is the date of the financial statements were available to be issued.